February 15, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Stop 4631

Washington, D.C. 20549

Re:	Deer Valley Corporation

Form 10-K for the Year Ended December 31, 2009

Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010

File No. 0-5388

Dear Mr. Decker:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments you provided by letter dated January 28, 2011 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Forms 10-Q for the periods ended September 30, 2010. Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2009

Financial Statements

Note 2- Summary of Significant Accounting Policies

1. We have read your response to prior comment one. Given the maturity dates of the investments underlying your variable rate demand bonds are long-term in nature, we continue to believe that your variable rate demand bonds do not meet the definition of cash and cash equivalents as defined by ASC 305-10-20. Unlike holders of short-term securities, who rely on issuers to provide current liquidity, variable rate demand bonds generally rely on third parties to provide current liquidity, as is the case with any other long-term note. Therefore, if the investor must rely on the marketplace or any third party to provide liquidity, as opposed to the issuer, we believe that your variable rate demand notes should not be classified as cash and cash equivalents. Please revise your future filings accordingly.

Response

In future filings we do not intend to classify such variable rate demand notes as cash and cash equivalents. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, based on our ability to sell such instruments and our intent to not hold such instruments until maturity, we intend to classify such variable rate demand notes as investments, available-for-sale, and carry them at amortized cost, which approximates fair value.

In providing the responses set forth in this letter, the Company acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please feel free to call Charlie Masters, Chief Executive Officer, at (813) 885-5998 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ John S. Lawler
John S. Lawler
Chief Financial Officer
(Principal Accounting Officer)

cc: Bush Ross, P.A.